UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                          WILLIS GROUP HOLDINGS LIMITED
                          -----------------------------
                                (Name of Issuer)


                   Common Stock, $0.000115 par value per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    G96655108
                                    ---------
                                 (CUSIP Number)


                                  June 9, 2008
                                  ------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ]  Rule 13d-1(b)

                               [X]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                                               Page 2 of 9 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [  ]

     (b) [  ]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     Delaware
.................................................................................
Number of            5.  Sole Voting Power                  None
Shares             .............................................................
Beneficially         6.  Shared Voting Power                8,177,861
Owned by Each      .............................................................
Reporting            7.  Sole Dispositive Power             None
Person With        .............................................................
                     8.  Shared Dispositive Power           8,177,861
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,177,861
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     5.79% based on 141,220,207 shares outstanding as of April 30, 2008.
.................................................................................
12.  Type of Reporting Person:

     OO

                                                               Page 3 of 9 Pages

.................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     LAWRENCE M. ROBBINS
.................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) [  ]

     (b) [  ]
.................................................................................
3.   SEC Use Only
.................................................................................
4.   Citizenship or Place of Organization

     United States of America
.................................................................................
Number of            5.  Sole Voting Power                  None
Shares             .............................................................
Beneficially         6.  Shared Voting Power                8,177,861
Owned by Each      .............................................................
Reporting            7.  Sole Dispositive Power             None
Person With        .............................................................
                     8.  Shared Dispositive Power           8,177,861
.................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,177,861
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [  ]
.................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     5.79% based on 141,220,207 shares outstanding as of April 30, 2008.
.................................................................................
12.  Type of Reporting Person:

     IN

                                                               Page 4 of 9 Pages

Item 1(a).   Name of Issuer:

             Willis Group Holdings Limited (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             51 Lime Street, London, EC3M 7DQ, England.

Item 2(a).   Name of Person Filing

             This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

             i)   Glenview   Capital   Management,    LLC   ("Glenview   Capital
Management");

             ii)  Lawrence M. Robbins ("Mr. Robbins").

             This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman
Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners"), GCM Opportunity Fund, L.P., a
Delaware  limited  partnership  ("GCM  Opportunity   Fund"),   Glenview  Capital
Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital Opportunity Fund") and Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund").

             Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners, GCM Opportunity Fund, Glenview Capital Opportunity Fund and Glenview Offshore Opportunity Master Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                                                               Page 5 of 9 Pages


Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).   Citizenship:

             i) Glenview Capital Management is a Delaware limited liability company;

             ii)  Mr. Robbins is a citizen of the United States of America.

Item 2(d).   Title of Class of Securities:

             Common Stock (the "Shares")

Item 2(e).   CUSIP Number:

             G96655108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

             Check Whether the Person Filing is a:

             This Item 3 is not applicable.

Item 4.      Ownership:

Item 4(a)    Amount Beneficially Owned:

             As of June 18, 2008, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 8,177,861 Shares. This amount consists of: (A) 250,800 Shares held for the account of Glenview Capital Partners; (B) 4,344,782 Shares held for the account of Glenview Capital Master Fund; (C) 1,730,400 Shares held for the account of Glenview Institutional Partners; (D) 456,710 Shares held for the account of GCM Little Arbor Master Fund; (E) 78,060 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 6,330 Shares held for the account of GCM Little Arbor Partners;
(G) 18,570 Shares held for the account of GCM Opportunity Fund; (H) 647,199 Shares held for the account of Glenview Capital Opportunity Fund and (I) 645,010 Shares held for the account of Glenview Offshore Opportunity Master Fund.

Item 4(b)    Percent of Class:

             The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.79% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 141,220,207 shares outstanding as of April 30, 2008).

                                                               Page 6 of 9 Pages


Item 4(c).   Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          8,177,861

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             8,177,861

Item 5.      Ownership of Five Percent or Less of a Class:

             This Item 5 is not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             See disclosure in Item 2 hereof.

Item 8.      Identification and Classification of Members of the Group:

             This Item 8 is not applicable.

Item 9.      Notice of Dissolution of Group:

             This Item 9 is not applicable.

Item 10.     Certification:

             By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2008                    GLENVIEW CAPITAL MANAGEMENT, LLC


                                       By:    /s/ Lawrence M. Robbins
                                              -----------------------
                                              Name:   Lawrence M. Robbins
                                              Title:  Chief Executive Officer


Date: June 19, 2008                    LAWRENCE M. ROBBINS


                                       /s/ Lawrence M. Robbins
                                       -----------------------

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A       Joint Filing Agreement, dated June 19, 2008 by and among
        Glenview Capital Management, LLC and Lawrence M. Robbins...            9

                                                               Page 9 of 9 Pages

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Willis Group Holdings Limited dated as of June 19, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: June 19, 2008                    GLENVIEW CAPITAL MANAGEMENT, LLC


                                       By:    /s/ Lawrence M. Robbins
                                              -----------------------
                                              Name:   Lawrence M. Robbins
                                              Title:  Chief Executive Officer


Date: June 19, 2008                    LAWRENCE M. ROBBINS


                                       /s/ Lawrence M. Robbins
                                       -----------------------